1933 Act Registration Number 333-33856
                                          1940 Act Registration Number 811-07600
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        Post-effective Amendment Number 3
                                       and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                               Amendment Number 29

               AMERICAN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT
                           (Exact Name of Registrant)

                       AMERICAN NATIONAL INSURANCE COMPANY
                            (Exact Name of Depositor)
                                 One Moody Plaza
                             Galveston, Texas 77550
              (Address of Depositor's Principal Executive Offices)
                                 (409) 763-4661
               (Depositor's Telephone Number, including Area Code)

                            Rex Hemme Jerry L. Adams
               Vice President, Actuary Greer, Herz & Adams, L.L.P.
             American National Insurance Company  With copy to   One Moody Plaza
                                                     ------------
                           One Moody Plaza                Galveston, Texas 77550
                      Galveston, Texas  77550
                     (Name and Address of Agent for Service)
-------------------------------------------------------------------------------

It is proposed that this filing will become effective (check appropriate box): [ ] immediately upon filing pursuant to paragraph (b) of Rule 485 [ ] on (date) pursuant to paragraph (b) of Rule 485 [ ] 60 days after filing pursuant to paragraph (a)(i) of Rule 485 [x] on May 1, 2003 pursuant to paragraph (a)(i) of Rule 485 [ ] 75 days after filing pursuant to paragraph (a)(ii) of rule 485 [ ] on (date) pursuant to paragraph (a)(ii) of rule 485

If appropriate, check the following box:
[ ]      this post-effective amendment designates a new effective date for a previously filed post-effective amendment
Title of Securities Being Registered: Variable Annuity Contracts

Group Unallocated Variable Annuity Contract
Issued by American National Insurance Company
Home Office  One Moody Plaza  Galveston TX 77550-7999
Prospectus  May 1, 2003  1-800-306-2959
This prospectus describes a group unallocated variable annuity contract being offered to corporate and non-corporate pension plans. You can allocate contract value to American National Variable Annuity Separate Account, which reflects the investment performance of the following eligible portfolios selected by you. At this time, you can allocate your contract value to the following portfolios:

American National Fund
o  Growth Portfolio
o  Equity Income Portfolio
o  Balanced Portfolio
o  Money Market Portfolio
o  High Yield Bond Portfolio
o International Stock Portfolio o Small-Cap/Mid-Cap Portfolio o Government Bond Portfolio Fidelity Investments Funds o VIP Mid Cap Portfolio o VIP Index 500 Portfolio o VIP Contrafund(R) Portfolio o VIP Aggressive Growth Portfolio o VIP Growth Opportunities Portfolio T. Rowe Price Funds o Equity Income Portfolio o Mid-Cap Growth Portfolio o International Stock Portfolio o Limited-Term Bond Portfolio MFS Variable Insurance Trust o Capital Opportunities Portfolio o Emerging Growth Portfolio o Research Portfolio o Investors Trust Portfolio

Federated Fund
o  Utility Fund II Portfolio
o  Growth Strategies Portfolio
o International Small Company Fund II Portfolio o High Income Bond Portfolio o Equity Income Fund II Portfolio Alger American Fund o Small Capitalization Portfolio o Growth Portfolio o MidCap Growth Portfolio o Leveraged AllCap Portfolio o Income & Growth Portfolio o Balanced Portfolio INVESCO VIF Funds o Health Sciences Fund o Small Company Growth Fund o Telecommunications Fund o Utilities Fund o Dynamics Fund o Real Estate Opportunity Fund o Financial Services Fund o Technology Fund

                                        7
This prospectus contains information that you should know before purchasing a contract and should be kept for future reference. Additional information about the contract is contained in a Statement of Additional Information ("SAI") filed with the Securities and Exchange Commission, ("SEC") which is incorporated by reference into this prospectus. You may obtain a free copy of the SAI, which is dated the same date as this prospectus, by writing or calling us at our home office. The table of contents of the SAI is on page 46 of this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains material incorporated by reference into this prospectus, SAI, and other information regarding companies that file electronically with the SEC. This prospectus is valid only when accompanied by current prospectuses or prospectus profiles for the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, the Alger American Fund and INVESCO Funds. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense. Interests in the contract are not deposits or obligations of, or guaranteed or endorsed by any bank, nor is the contract federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The contract involves investment risk, including possible loss of principal.
        Please read this prospectus carefully and keep it for future reference.
Form 4872                                                               Rev 5-02

TABLE OF CONTENTS
                                                                            Page

Glossary................................................................       4
Introduction............................................................       6
  What is the Purpose of the Contract?..................................       6
  What are the Investment Options?......................................       6
  How Do I Purchase a Contract?.........................................       7
  How Do I Allot Purchase Payments?............... .....................       7
  Can I Transfer Amounts Between the Investment Alternatives?...........       7
  Can I Make Withdrawals?...............................................       8
  Is an Annuity Available?..............................................       8
  What are the Charges and Deductions Under the Contract?...............       8
  What are the Tax Consequences Associated with the Contract?...........       8
  If I Have Questions, Where Can I Go?........................ .........       8
Contract Owner Transaction Expenses.....................................       9
  Sales Load as a Percentage of Purchase Payments.......................       9
  Deferred Sales Load "Surrender Charge"................................       9
  Exchange Fee..........................................................       9
  Annual Contract Fee...................................................       9
  Separate Account Annual Expenses......................................       9
  Portfolio Company Annual Expenses.....................................       9
Examples....................................................... .......       17
Accumulation Unit Values...............................................       20
Contract...............................................................       26
  Type of Contract.....................................................       26
  Contract Application and Purchase Payments...........................       26
  Allocation of Purchase Payments............................... ......       27
  Crediting of Accumulation Units......................................       27
  Determining Accumulation Unit Values.................................       27
  Transfers............................................................       27
Charges and Deductions.................................................       28
  Surrender Charge.....................................................       28
  Other Charges................................................... ....       28

Distributions Under the Contract.......................................       30
  Withdrawals .........................................................       30
  Termination of Contract..............................................       30
Annuity Payments.......................................................       32
  Annuity Options......................................................       32
 Annuity Provisions....................................................       32
The Company, Separate Account and Funds................................       34
                                                                            Page
American National Insurance Company                                           34
  The Separate Account.............................................. ..       34
  The Funds............................................................       35
  Changes in Investment Options...................................... .       41
Federal Tax Matters....................................................       43
  Introduction.........................................................       43
  Taxation of Annuities in General.....................................       43
   Qualified Contracts.................................................       43
Performance.......................................................... .       45
Distributor of the Contract............................................       45
Legal Matters..........................................................       46
Legal Proceedings......................................................       46
Experts................................................................       46
Additional Information.................................................       46
Financial Statements...................................................       47
Table of Contents of Statement of Additional Information...............       48

GLOSSARY
Accumulation Period. The time between the date Accumulation Units are first purchased by us and the date the Contract is terminated.

Accumulation Unit. A unit used by us to calculate a Contract's value during the Accumulation Period.

Accumulation Value. The sum of the value of your Accumulation Units .

Alger American Fund. The Alger American Fund.

American National Fund. American National Investment Accounts, Inc.

Company ("we", "our" or "us" ). American National Insurance Company.

Contract The contract described in this prospectus.

Contract Owner ("you" or "your"). Unless changed by notice to us, the Contract Owner is as stated in the application.

Contract Anniversary. An anniversary of the Date of Issue.


Contract Year. A one-year period, commencing on either the Date of Issue or a Contract Anniversary.


Date of Issue. The date a Contract is issued.

Eligible Portfolio. A Portfolio which corresponds to a subaccount.

Federated Funds. Federated Insurance Series.


Fidelity Funds. Variable Insurance Products Fund. The Fidelity Fund's Portfolios offered through the Contract are Service Class
II Portfolio.


General Account. All of our assets except those segregated in separate accounts.

INVESCO VIF. INVESCO Variable Investment funds, Inc.

MFS Fund. MFS Variable Insurance Trust.


Plan A document or agreement defining retirement or other benefits under section 401(a) or 457 of the Internal Revenue Code and those eligible to receive such benefits. A Plan is not a part of a Contract and we are not a party to a Plan.

Plan Participant. An individual participating in a Plan.


Portfolio. A series of a mutual fund designed to meet specified investment objectives.

Purchase Payment. A payment made to us during the Accumulation Period.

Qualified Plan. A Contract issued in connection with a Plan that receives favorable tax treatment under the Internal Revenue Code of 1986.

T. Rowe Price Funds. T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Fixed Income Series, Inc.


Valuation Date. Each day the New York Stock Exchange is open for regular trading. A redemption, transfer, or purchase can be made only on days that we are open. We will be open on each day the NYSE is open except for the day after Christmas.


Valuation Period. The close of business on one Valuation Date to the close of business on another.

Variable Annuity. An annuity with value that varies in dollar amount based on performance of the investments you choose.

INTRODUCTION
What is the Purpose of the Contract?

The Contract allows the accumulation of funds, at rates that will increase or decline in value based on the performance of investments you choose. The Contract is designed for purchasers seeking tax-deferred accumulation of assets, generally for long-term purposes. The tax-deferred feature is most attractive to people in high federal (and state) tax brackets. You should not invest in this Contract if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. The tax deferral feature of variable annuities is unnecessary when purchased to fund a qualified plan, since the Plan would already provide tax deferral in most cases. You should consider whether the other features and benefits, such as the opportunity for lifetime income benefits, and the guaranteed level of certain charges, make the Contract appropriate for your needs.


What are the Investment Options?
You can invest Purchase Payments in one or more of the following subaccounts of the separate account, each of which invests exclusively in shares of a corresponding Eligible Portfolio:

o  American National Growth
o  American National Balanced
o  American National Equity Income
o  American National Money Market
o  American National High Yield Bond
o  American National International Stock
o  American National Small-Cap/Mid-Cap
o  American National Government Bond
o  Fidelity Mid Cap
o  Fidelity Index 500
o  Fidelity Contrafund
o  Fidelity Aggressive Growth
o  Fidelity Growth Opportunities
o  T. Rowe Price Equity Income
o  T. Rowe Price Mid-Cap Growth
o  T. Rowe Price International Stock
o  T. Rowe Price Limited-Term Bond
o  MFS Capital Opportunities
o  MFS Emerging Growth
o  MFS Research
o  MFS Investors Trust

o  Federated Utility Fund II
o  Federated Growth Strategies

o Federated International Small Company Fund o Federated High Income Bond o Federated Equity Income Fund II o Alger American Small Capitalization o Alger American MidCap Growth o Alger American Growth o Alger American Balanced o Alger American Leveraged AllCap o Alger American Income & Growth o INVESCO VIF-Health Sciences Fund o INVESCO VIF-Small Company Growth Fund o INVESCO VIF-Telecommunications Fund o INVESCO VIF-Utilities Fund o INVESCO VIF-Dynamics Fun o INVESCO VIF-Real Estate Opportunity Fund o INVESCO VIF-Financial Services Fund o INVESCO VIF-Technology Fund

35

Form 4872-SAI                                        8                     05-03

Each such subaccount and corresponding Eligible Portfolio has its own investment objective (See "The Funds" on page 33). There is no assurance that Eligible Portfolios will achieve their investment objectives. Accordingly, you could lose some or all of the Accumulation Value.

How do I purchase a contract?
You can purchase a Contract by submitting a completed application and a Purchase Payment to our home office. (See "Contract Application and Purchase Payments" on page 26.) Purchase Payments must be for the purpose of providing for Plan benefits.


Without our prior approval, the maximum Purchase Payment under a Contract is $1,000,000.

The contract may not be available in some states. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different.


How do I allocate purchase payments?

You can allocate Purchase Payments among the 40 currently available subaccounts. You cannot allocate less than 1% of a Purchase Payment to any one investment option.


Can I transfer amounts among the investment alternatives? You can make among subaccounts at any time. (See "Transfers" on page 27.)


All transfers among the subaccounts are free.

You should periodically review allocations among the subaccounts to make sure they fit the current situation and financial goals.

You can make allocation changes either in writing or during our normal business hours by telephone if a telephone authori0zation form is on file with us. We will employ reasonable procedures to confirm that telephone instructions are genuine.

These procedures may include requiring callers to identify themselves and the policy owner or others (e.g., beneficiary) by name, social security number, date of birth, or other identifying information. There are risks associated with telephone transactions that do not exist if a written request is submitted. Anyone authorizing or making telephone requests bears those risks. We will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone requests that we believe are genuine. We may record telephone requests. We cannot guarantee that we will be available to accept telephone transfer instructions.

The contracts are first and foremost annuity policies, designed for retirement or other long-term financial planning, and are not designed for or appropriate for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to an underlying portfolio and harmful to other policy owners invested in the portfolio. We therefore reserve the right to reject any transfer request (or premium payment) from any person if, in our judgment, an underlying portfolio or other policy owners would potentially be adversely affected or if an underlying portfolio objects to or would reject our transaction order. We may impose severe restrictions on transfers or even prohibit them for particular policy owners who, in our view, have abused or appear likely to abuse the transfer privilege.

Can I make withdrawals?
By written request to us, you can withdraw all or part of the Accumulation Value at any time. (See "Withdrawals" on page 30.) Such withdrawal may be subject to a Surrender Charge. Such withdrawal may also be subject to Plan restrictions. Surrender charges are waived for any withdrawal to fund a distribution under a Plan. Proof of such Plan benefit must be provided. Distributions to Plan Participants may be subject to income tax and penalty tax.


Is an annuity available?
In order to fund plan distributions, you can select from a number of fixed annuity options, each of which provides a different level and number of annuity payments. The annuity options include payments:


o  for the life of a Plan Participant

o for the life of a Plan Participant, with a guarantee that such payments will continue for at least 10 or 20 years

o  made jointly to a Plan Participant and spouse, with a right of survivorship.


(See "Annuity Options," page 32.)

What are the charges and deductions under the contract?
We do not currently deduct a sales charge when you purchase a Contract. We may deduct a surrender charge up to 7% of Accumulation Value withdrawn. We also charge a daily administrative asset fee. Such expense charge is up to 0.90%, on an annual basis, of the Contract's daily Accumulation Value.

We charge a mortality and expense risk fee of up to 0.35%, on an annual basis, of the Contract's daily Accumulation Value to meet our death benefit obligations and to pay expenses. In addition, you will pay applicable expenses for any Eligible Portfolios chosen by You.

What are the tax consequences associated with the contract?
You generally are required to pay taxes on all amounts withdrawn from a Qualified Contract. Restrictions and penalties may apply to withdrawals from a Qualified Contract.


If I have questions, where can I go?

If you or the Plan administrator have any questions about the Contract, you or the Plan administrator can contact your registered representative or write us at P.O. Box 1893, Galveston, Texas, 77553-1893. You can call us at 1-800-306-2959.

CONTRACT OWNER TRANSACTION EXPENSES
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the Contract or transfer cash value between investment options. State premium taxes may also be deducted.



Sales Load as a Percentage of Purchase Payments      0%

Deferred Sales Load ("Surrender Charge")

            Contract Year                    Surrender Charge
                                                 of as a
             Withdrawal                        Percentage of
                                              Each Withdrawal


-------------------------------------------------------------------------------
                  1                                  7
                  2                                  7
                  3                                  6
                  4                                  5
                  5                                  4
                  6                                  3
                  7                                  2
          8 and thereafter                           0

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract.


Exchange Fee                                                                $ 0
Annual Contract Fee                                                         $ 0
Separate Account Annual Expenses
(as a percent of average net assets)
Mortality and Expense Risk Fee                                0.35%1
Other Account Fees (administrative asset fee)                  0.90%
Total Separate Account Annual Expense                          1.25%

1The Administrative asset fee varies according to the following table:

Accumulation Value on            Administrative Asset Fee to that Portion of
Valuation Date                   Accumulation Value
-------------------------------- ---------------------------------------------
$0-$500,000                      0.90%
$500,000-$1,000,000              0.70%
1,000,000-$3,000,000             0.50%
$3,000,000-$5,000,000            0.25%
over $5,000,000                  0.00%
In other words, if the Accumulation Value is $700,000, and administrative asset fee of 0.90% will be applied to $500,000 and administrative asset fee of 0.70% will apply to the remaining $200,000.


The next table shows the minimum and maximum total operating expenses charged by the Eligible Portfolio that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Portfolios fees and expenses is contained in the prospectus for each Eligible Portfolio.

                                            Minimum1                    Maximum2
             Total Expenses                    0.61%                       5.54%


1 Fidelity Index 500- Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. Including this reimbursement, the annual class operating expenses were 0.53%; See the accompanying fund prospectus for details.

2 Federated International Small Company Fund II


EXAMPLES

         This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract Fees, Separate Account annual expenses and Eligible Portfolio fees and expenses.

This example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Eligible Portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

1 year                      3 years           5 years                   10 years
$1290                       $2490               $3580                     $6210
 ----                        ----                ----                      ----

(2) If you annuitize at the end of the applicable time period:



1 year                      3 years           5 years                   10 years
$670                        $1980               $3250                     $6210
 ---                         ----                ----                      ----


(3) If you do not surrender your Contract

1 year                      3 years           5 years                   10 years
$670                        $1980               $3250                     $6210
 ---                         ----                 ----                      ----


You should not consider the examples as representative of past or future expenses.


The purpose of the preceding tables is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The tables reflect expenses of the separate account and the Eligible Portfolios. The expenses shown above for the Eligible Portfolios are assessed at the underlying fund level and are not direct charges against the separate account's assets or reductions from Accumulation Value. These expenses are taken into consideration in computing the Eligible Portfolio's net asset value, which is the share price used to calculate the value of an Accumulation Unit. Actual expenses may be more or less than shown. As required by the Securities and Exchange Commission, the example assumes a 5% annual rate of return. This hypothetical rate of return is not intended to be representative of past or future performance of an Eligible Portfolio. For a more complete description of the management fees of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, the Alger American Fund, and the INVESCO VIF Funds, see their prospectuses.


ACCUMULATION UNIT VALUES
(For an accumulation unit outstanding throughout the period)

Year Ended December 31, 2002

Group contracts in the accumulation period
-----------------------------------------------------------------------------------------------------------------------------------

                                                                        2002               2001
American National Growth Portfolio
Accumulation unit value at beginning of period                $                     $        0.953
Accumulation unit value at   end of period                    $                     $        0.789
Number of accumulation units outstanding at
   end of period                                                                             27309

American National Balanced Portfolio
Accumulation unit value at beginning of period                $                     $        0.987
Accumulation unit value at   end of period                    $                     $         0.93
Number of accumulation units outstanding at
   end of period                                                                            194077

American National Equity Income Portfolio
Accumulation unit value at beginning of period                $                     $        1.039
Accumulation unit value at   end of period                    $                     $        0.904
Number of accumulation units outstanding at
   end of period                                                                             91692

American National Money Market Portfolio
Accumulation unit value at beginning of period                $                     $        1.018
Accumulation unit value at   end of period                    $                     $        1.037
Number of accumulation units outstanding at
   end of period                                                                           1864080
American National Int'l Stock Portfolio
Accumulation unit value at beginning of period                $                     $        0.852
Accumulation unit value at   end of period                    $                     $        0.646
Number of accumulation units outstanding at
   end of period                                                                             14675

American National Small Cap/Mid Cap Portfolio
Accumulation unit value at beginning of period                  $                   $        0.663
Accumulation unit value at   end of period                      $                   $        0.298
Number of accumulation units outstanding at
   end of period                                                                             26248

American National Government Bond Portfolio
Accumulation unit value at beginning of period                  $                   $        1.046
Accumulation unit value at   end of period                      $                   $        1.108
Number of accumulation units outstanding at
   end of period                                                                             16035

American National High Yield  Bond Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.987
Number of accumulation units outstanding at
   end of period                                                                             20099










Fidelity Index 500 Portfolio
Accumulation unit value at beginning of period                  $                   $        0.921
Accumulation unit value at   end of period                      $                   $        0.798
Number of accumulation units outstanding at
   end of period                                                                            429546

Fidelity Asset Manager Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.910
Number of accumulation units outstanding at
   end of period                                                                              4632

Fidelity Asset Manager Growth Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.817
Number of accumulation units outstanding at
   end of period                                                                              7062

Fidelity Aggressive Growth Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.864
Number of accumulation units outstanding at
   end of period                                                                             20105

Fidelity Mid Cap Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        1.037
Number of accumulation units outstanding at
   end of period                                                                            102238

Fidelity Contrafund Portfolio
Accumulation unit value at beginning of period                  $                   $        0.960
Accumulation unit value at   end of period                      $                   $         0.83
Number of accumulation units outstanding at
   end of period                                                                            254493

Fidelity Growth Opportunities Portfolio
Accumulation unit value at beginning of period                  $                   $        0.881
Accumulation unit value at   end of period                      $                   $        0.743
Number of accumulation units outstanding at
   end of period                                                                            123076

T. Rowe Price Mid-Cap Growth Portfolio
Accumulation unit value at beginning of period                  $                   $        1.006
Accumulation unit value at   end of period                      $                   $        0.984
Number of accumulation units outstanding at
   end of period                                                                            221198

T. Rowe Price International Stock Portfolio
Accumulation unit value at beginning of period                  $                   $        0.859
Accumulation unit value at   end of period                      $                   $         0.66
Number of accumulation units outstanding at
   end of period                                                                             99229






T. Rowe Price Limited - Term Bond Portfolio
Accumulation unit value at beginning of period                  $                   $        1.024
Accumulation unit value at   end of period                      $                   $        1.104
Number of accumulation units outstanding at
   end of period                                                                             19317

T. Rowe Price Equity Income
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        1.074
Number of accumulation units outstanding at
   end of period                                                                            254914

MFS Growth with Income Series Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.834
Number of accumulation units outstanding at
   end of period                                                                             61882

MFS Capital Opportunities Series Portfolio
Accumulation unit value at beginning of period                  $                   $        0.902
Accumulation unit value at   end of period                      $                   $        0.682
Number of accumulation units outstanding at
   end of period                                                                             71830

MFS Emerging Growth Series Portfolio
Accumulation unit value at beginning of period                  $                   $        0.840
Accumulation unit value at   end of period                      $                   $        0.553
Number of accumulation units outstanding at
   end of period                                                                            158870

MFS Research Series Portfolio
Accumulation unit value at beginning of period                  $                   $        0.894
Accumulation unit value at   end of period                      $                   $        0.696
Number of accumulation units outstanding at
   end of period                                                                             85281

Federated Utility II Portfolio
Accumulation unit value at beginning of period                  $                   $        0.958
Accumulation unit value at   end of period                      $                   $        0.821
Number of accumulation units outstanding at
   end of period                                                                             29322

Federated Int'l Small Company II Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.592
Number of accumulation units outstanding at
   end of period                                                                             42674

Federated Growth Strategies
Accumulation unit value at beginning of period                  $                   $        0.857
Accumulation unit value at   end of period                      $                   $        0.648
Number of accumulation units outstanding at
   end of period                                                                             32571






Federated High Income Bond Portfolio
Accumulation unit value at beginning of period                  $                   $        0.920
Accumulation unit value at   end of period                      $                   $        0.921
Number of accumulation units outstanding at
   end of period                                                                             20295

Federated Equity Income Portfolio
Accumulation unit value at beginning of period                  $                   $        0.883
Accumulation unit value at   end of period                      $                   $        0.776
Number of accumulation units outstanding at
   end of period                                                                             13462


Alger American Small Capit. Portfolio
Accumulation unit value at beginning of period                  $                   $        0.820
Accumulation unit value at   end of period                      $                   $        0.598
Number of accumulation units outstanding at
   end of period                                                                             76503

Alger American Leveraged Portfolio
Accumulation unit value at beginning of period                  $                   $        0.797
Accumulation unit value at   end of period                      $                   $        0.662
Number of accumulation units outstanding at
   end of period                                                                            100247

Alger American Income & Growth Portfolio
Accumulation unit value at beginning of period                  $                   $        0.950
Accumulation unit value at   end of period                      $                   $        0.804
Number of accumulation units outstanding at
   end of period                                                                            229704

Alger American Growth Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.735
Number of accumulation units outstanding at
   end of period                                                                            151782

Alger American Balanced Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.904
Number of accumulation units outstanding at
   end of period                                                                            384464

Alger American Mid Cap Growth Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.884
Number of accumulation units outstanding at
   end of period                                                                            170686

Invesco VIF Utilities Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.712
Number of accumulation units outstanding at
   end of period                                                                             15528






Invesco VIF Telecommunications Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.569
Number of accumulation units outstanding at
   end of period                                                                             20479

Invesco VIF Financial Services Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $         0.96
Number of accumulation units outstanding at
   end of period                                                                             67137

Invesco VIF Dynamics Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.814
Number of accumulation units outstanding at
   end of period                                                                              4932

Invesco VIF Health Science Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        1.026
Number of accumulation units outstanding at
   end of period                                                                             77062

Invesco VIF Technology Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.706
Number of accumulation units outstanding at
   end of period                                                                             74831

Invesco VIF Small Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        0.875
Number of accumulation units outstanding at
   end of period                                                                             10395

Invesco VIF Real Estate Portfolio
Accumulation unit value at beginning of period                  $                   $           --
Accumulation unit value at   end of period                      $                   $        1.029
Number of accumulation units outstanding at
   end of period                                                                             16112



CONTRACT

Type of Contract


This prospectus offers a group unallocated variable annuity Contract, and our obligations are strictly limited to those set forth in this prospectus and the Contract. Neither the Plan Participant, nor any person deriving any rights or benefits from a Plan Participant and the Contract, will at any time have any rights or interest in the Accumulation Value. We incur no liability or obligation to any Plan Participant until a benefit has been purchased on behalf of a Plan Participant, or a person deriving rights from a Plan Participant, in accordance with the provisions of the Contract. Our sole responsibility to any such Plan Participant or person deriving rights from a Plan Participant will be the payment of such benefits purchased on his behalf.

If the Plan maintains individual accounts for each Plan Participant or beneficiary, the Plan should have accounting procedures to allocate among those accounts the gains, losses and charges under this Contract.


The terms of the Contracts may only be changed by mutual agreement between American National and each Contract Owner, unless:

o the change is as described in the section entitled "Changes in Investment Options" on page 40;

o American National is making the change in order to comply with a law or regulation to which American National or the Contracts are subject; or

o American National is making the change in order to maintain the tax status of the Contracts as described in the section entitled "Federal Tax Matters" on page 43.

Certain provisions of the contracts may be different than the general description in this prospectus, and certain riders and options may not be available, because of legal restrictions in your state. See your contract for specific variations since any such state variations will be included in your contract or in riders or endorsements attached to your contract. See your agent or contact Us for specific information that may be applicable to your state.


Contract Application and Purchase Payments


To purchase a Contract, you must complete an application and send a Purchase Payment to our home office. (See "Allocation of Purchase Payments", page 27.) If the application cannot be processed within five days after receipt, we will request your permission to retain the payment until the completed application is received. If the application is not completed, and we do not receive such permission within five days after receipt of the payment, we will return your payment. We will credit your initial Purchase Payment to the Contract within two business days after a completed application is received at our home office. All additional Purchase Payments received by us are effective when such Purchase Payments are received at our home office.


Purchase Payments paid are allocated as directed by you. Purchase Payments must be for the purpose of providing for Plan benefits. We assume no liability as to the sufficiency of the Accumulation Value to provide benefits according to the provisions of the Plan.


Allocation of Purchase Payments

Purchase Payments will be allocated to the subaccounts according to instructions in the application. You can change these allocations at any time by written instruction to our home office, or if a properly completed telephone transfer authorization form is on file with us, by telephone.


Crediting of Accumulation Units


Purchase Payments will be used to purchase Accumulation Units in subaccounts as the Contract Owner has instructed. We will determine the number of Accumulation Units purchased by dividing the dollar amount of the Purchase Payment allocated to a subaccount by the Accumulation Unit value for that subaccount computed following such allocation. Purchase Payments are not credited until actually received by us. A Plan Participant's contribution to a Plan will not be credited until the Contract Owner forwards such contribution to us.



Determining Accumulation Unit Values

The Accumulation Unit value of each subaccount reflects the investment performance of that subaccount. We calculate Accumulation Unit value on each Valuation Date. The Accumulation Unit value on each Valuation Date is equal to the Accumulation Unit value for the preceding Valuation Date, multiplied by the net investment factor for that subaccount on that Valuation Date.

A net investment factor is determined for each subaccount on a Valuation Date as follows. First, we take the net asset value of a share in the corresponding Eligible Portfolio at the close of business that day, and we add the per share amount of any dividends or capital gains distributions declared by the Eligible Portfolio during the Valuation Period. We divide this amount by the per share net asset value on the preceding Valuation Date. Then we reduce the result for the administrative asset fee and the mortality and expense risk fee.

We will calculate the Accumulation Unit value for each subaccount at the end of each Valuation Period. Investment performance of the Eligible Portfolios, their expenses and the deduction of certain charges by us affect the Accumulation Unit value for each subaccount.


Transfers

You can make transfers among the subaccounts at any time. There are no restrictions.


We will make transfers and determine values at the end of the Valuation Period in which your transfer request is received, unless you designate a later date.

Payment of withdrawal amounts and transfers may be postponed whenever: (1) the NYSE is closed other than customary week-end and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of the Contract Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the separate account's net assets.

CHARGES AND DEDUCTIONS

Surrender Charge


During the first seven Contract Years, a Surrender Charge may be imposed on withdrawals at a rate of no more than 7% of the amount withdrawn. (See "Deferred Sales Load (`Surrender Charge')" on page 9 for the table of surrender charges rates).


We will deduct a surrender charge from the Accumulation Value for withdrawals of all or a portion of the Accumulation Value. However, no surrender charge will apply to any such withdrawal:


   a) if you request a lump sum cash distribution and give us proof that benefits in the amount of the lump sum cash distribution are payable under the Plan to a Plan Participant or beneficiary due to the death, disability, termination of employment or retirement of a Plan Participant; or

   b) if you request that such withdrawal be applied to purchase from us any of the annuity options available under the Contract. (See "Annuity Options, page 32.)


For termination, the surrender charge will be equal to the surrender charge percentage multiplied by the Accumulation Value. The surrender charge percentage will be determined by the Contract Year in which the termination occurs.

For withdrawals not exempt from the surrender charge, a surrender charge will be assessed consistent with that applied to a termination. The surrender charge percentage will be determined by the Contract Year in which the withdrawal occurs.

Even if your Accumulation Value is less than the total of your Purchase Payments, your Surrender Charge for a full surrender will be based upon the total of your Purchase Payments. Assume that you have $30,000 Accumulation Value, but you have paid $38,000 in Purchase Payments. On a full surrender, you can still withdraw 10% of your Accumulation Value, or $3,000, without a Surrender Charge; however, the applicable Surrender Charge percentage would then be applied to the total Purchase Payments less the free withdrawal amount, or $35,000, not the $30,000 in Accumulation Value.


Other Charges

   The Contract is subject to certain other charges:

|_|      Administrative Asset  Fee

   An administrative asset fee at an annual rate of up to 0.90% is assessed daily against the separate account.

|_|      Mortality and Expense Risk Fee


   Annuity payments will not decrease because of adverse mortality experience of Plan Participants as a class or increases in our actual expenses over expense charges. We assume the risks that Plan Participants as a class may live longer than expected (requiring a greater number of annuity payments) and that fees may not be sufficient to cover our actual costs.


   For our promises to accept these risks, a mortality and expense risk fee at an annual rate of 0.35% will be assessed daily against the separate account.

|_|      Charges for Taxes


     None at present. We may, however, make a charge in the future if income or gains within the separate account incur federal, state, or local taxes or if our tax treatment changes. Charges for such taxes, if any, would be deducted from the separate account.

  |_|Portfolio Expenses

     The Eligible portfolios in which you have invested will charge the portfolio company annual expenses described on pages 9 - 16. For a more complete description of those expenses, see the prospectuses for the Eligible Portfolios.

DISTRIBUTIONS UNDER THE CONTRACT

Withdrawals

The Contract Owner may make withdrawals under the Contract, in whole or in part, subject to the following limitations:

o The request must be made in writing.


o If a partial withdrawal would leave less than $1,200 Accumulation Value, we may terminate the Contract.


o A partial withdrawal request should specify the allocation of that withdrawal among the subaccounts. If not specified, we will prorate the withdrawal among the subaccounts. Surrender charges will be deducted from the Accumulation Value remaining after a partial withdrawal.

o Additional limitations apply to withdrawals, as explained in, "Termination of Contract".

The Accumulation Unit value for withdrawals will be the applicable Accumulation Unit value determined on the Valuation Date following receipt by us at our home office of your withdrawal request.

Accumulation Value can be determined by multiplying the number of Accumulation Units for each subaccount times the Accumulation Unit value and summing the results. The amount available for withdrawal equals the Accumulation Value less any applicable surrender charge. Accumulation Value will be reduced by the amount of any withdrawal and applicable surrender charge.


We expect to pay surrenders within seven days of receipt of your written request in proper form, however payment of surrenders may be delayed under certain circumstances. (See "Transfers" on page 27.)



Termination of Contract

You may terminate the Contract at any time by giving us written notice. Such notice will specify a date of termination, which may not be earlier than 30 days after receipt at our home office.

We may terminate the Contract by giving you written notice, if any one or more of the following events occurs:


   a) the Accumulation Value is less than $1,200; or

   b) you failed to provide any information or render any performance required by the terms of this Contract.


Such termination notice will specify a date of termination, which will not be earlier than six months after the date you receive such notice.

Upon termination, no further Purchase Payment will be accepted, and you shall designate a party to receive the amounts due on termination. We shall transfer the balance of the Accumulation Value less any applicable surrender charge to the designated party. We shall have no obligation or duty to verify that such party has the right to receive such payment, nor that the Plan is or will continue to be qualified under the Internal Revenue Code, nor that such payments will be properly applied by the designated party. Such payment or payments will fully and finally discharge us of all liability under the Contract, except for the payment of annuity benefits previously purchased. (See "Annuity Options, page 32). Termination of the Contract will have no effect upon the payments to be made by us to any person for whom an annuity has been purchased prior to the date of termination.

ANNUITY PAYMENTS

You can apply all or part of the Accumulation Value to any of the annuity options described below. These annuity options provide for fixed payments; accordingly, Accumulation Value will be transferred to the General Account and annuity payments will be based upon the annuity option selected. Annuity payments can begin at any time. Such payments must be for the exclusive benefit of a Plan Participant or beneficiary or for a person designated by you for the exclusive benefit of such Plan Participant or beneficiary.



Annuity Options


The following annuity options are available to Contract Owners. The Plans will specify which of these options are available to individual Plan Participants.


o Option 1 - Life Annuity -- monthly payments during the lifetime of an individual, ceasing with the last annuity payment due before the individual's death. This option offers the maximum level of monthly annuity payments since there is no provision for a minimum number of annuity payments or a death benefit for beneficiaries. It would be possible under this option for an individual to receive only one annuity payment if death occurred before the due date of the second annuity payment, two if death occurred before the third annuity payment date, etc.

o Option 2 - Life Annuity with ten or 20 Years Certain -- monthly payments during the lifetime of an individual with payments made for a period certain of not less than ten or 20 years, as elected. The annuity payments will be continued to a designated beneficiary until the end of the period certain.

o Option 3 - Joint and Survivor Annuity -- monthly payments during the joint lifetime of an individual and another named individual and thereafter during the lifetime of the survivor, ceasing with the last annuity payment due before the survivor's death. It would be possible under this option for only one annuity payment to be made if both individuals under the option died before the second annuity payment date, or only two annuity payments if both died before the third annuity payment date, etc.

o Option 4 - Installment Payments, Fixed Period --monthly payments for specified number of years of at least 5, but not exceeding 30. Payments will include interest at the effective rate of 2.5% per year.

o Option 5 - Equal Installment Payments, Fixed Amount -- monthly installments (not less than $6.25 per $1,000 applied) until the amount applied, plus interest at an effective rate of 2.5% per year, is exhausted. The final annuity payment will be the remaining sum left with us. It may be more or less than the other payments.

o Other Annuity Forms -- May be agreed upon.

If a beneficiary dies while receiving annuity payments certain under Option 2, 4 or 5 above, the present value of minimum guaranteed payments will be paid in a lump sum to the estate of the beneficiary.

The value of the annuity payment will vary based upon the amount of Accumulation Value applied to the annuity option. In addition, the annuity payment will be greater for shorter guaranteed periods than for longer guaranteed periods, and greater for life annuities than joint and survivor annuities.


Annuity Provisions

We determine life contingent annuity payments based on the Annuity 2000 Mortality Table (50% male, 50% female blend) and 2.5% interest which generally reflects the age of the payee and type of annuity option selected. The payee's attained age at settlement will be adjusted downward by one year for each full five-year period that has lapsed since January 1, 2000. The effect of this adjustment is a reduction in the annuity payment provided.

THE COMPANY, SEPARATE ACCOUNT,
AND FUNDS

American National Insurance Company


The Company is a stock life insurance company chartered in 1905 in the State of Texas. We write individual and group life, accident and health insurance and annuities. Our home office is located in the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550-7999. The Moody Foundation, a charitable foundation, owns approximately 23.7% and the Libbie S. Moody Trust, a private trust, owns approximately 37.6% of our common stock.


We are regulated by the Texas Department of Insurance and are subject to the insurance laws and regulations of other states where we operate. Each year, we file a National Association of Insurance Commissioners convention blank with the Texas Department of Insurance. Such convention blank covers our operations and reports on our financial condition and the separate account's financial condition as of December 31 of the preceding year. Periodically, the Texas Department of Insurance examines and certifies the adequacy of the separate accounts and our liabilities and reserves. A full examination of our operations is also conducted periodically by the National Association of Insurance Commissioners.

Obligations under the Contract are our obligations.


The Separate Account

We established the American National Variable Annuity Separate Account under Texas law on July 30, 1991. The separate account's assets are held exclusively for the benefit of persons entitled to payments under variable annuity contracts issued by us. We are the legal holder of the separate account's assets and will cause the total market value of such assets to be at least equal to the separate account's reserve and other contract liabilities. Such assets are held separate and apart from our General Account assets. We maintain records of all purchases and redemptions of shares of Eligible Portfolios by each of the subaccounts. Liabilities arising out of any other business we conduct cannot be charged against the assets of the separate account. Income, as well as both realized and unrealized gains or losses from the separate account's assets, is credited to or charged against the separate account without regard to income, gains or losses arising out of other business that we conduct. However, if the separate account's assets exceed its liabilities, the excess is available to cover the liabilities of our General Account.

The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust, which is a type of investment company. Such registration does not involve any SEC supervision of management or investment policies or practices. There are currently forty subaccounts within the separate account available to Contract Owners and each invests only in a corresponding Eligible Portfolio.


Since we are the legal holder of the Eligible Portfolio shares in the separate account we have the right to vote such shares at shareholders' meetings. To the extent required by law, we will vote in accordance with instructions from Contract Owners. The number of votes for which a Contract Owner has the right to provide instructions will be determined as of the record date selected by the Board of Directors of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, Alger American Fund, and the INVESCO VIF Funds. We will furnish you proper forms, materials, and reports to enable you to give us instructions if you choose.


The number of shares of an Eligible Portfolio for which you can give instructions is determined by dividing the Accumulation Value held in the corresponding subaccount by the net asset value of one share in such Eligible Portfolio. Fractional shares will be counted. Shares of an Eligible Portfolio held in a subaccount for which you have not given timely instructions and other shares held in a subaccount will be voted by us in the same proportion as those shares in that subaccount for which timely instructions are received. Voting instructions to abstain will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, we may vote shares of the Eligible Portfolios in our own right.

The separate account is not the only separate account that invests in the Eligible Portfolios. Other separate accounts, including those funding other variable annuity contracts, variable life policies and other insurance contracts and retirement plans, invest in some of the Eligible Portfolios. We do not believe this results in any disadvantages to you. However, there is a theoretical possibility that a material conflict of interest could arise with owners of variable life insurance policies funded by the separate account and owners of other variable annuity contracts whose values are allocated to other separate accounts investing in the Eligible Portfolios. There is also a theoretical possibility that a material conflict could arise between the interests of Contract Owners or owners of other contracts and the retirement plans which invest in the Eligible Portfolios or their participants. If a material conflict arises, we will take any necessary steps, including removing the Eligible Portfolio from the separate account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any, to take in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.


The Funds

Each subaccount invests in shares of a corresponding Eligible Portfolio of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, the Alger American Fund, or the Invesco Funds. The investment objectives and policies of each Eligible Portfolio are summarized below. You will be notified of and have an opportunity to instruct us how to vote on any proposed material change in the investment policy of any Eligible Portfolio in which you have an interest.

|_|      The American National Fund - currently has the following series or
 Portfolios, each of which is an Eligible Portfolio:

   o American National Money Market Portfolio ... seeks the highest current income consistent with the preservation of capital and maintenance of liquidity.

   o American National Growth Portfolio ... seeks to achieve capital appreciation.

   o American National Balanced Portfolio ... seeks to conserve principal, produce reasonable current income, and achieve long-term capital appreciation.

   o American National Equity Income Portfolio ... seeks to achieve growth of capital and/or current income.

   o American National Government Bond Portfolio ... seeks to provide as high a level of current income, liquidity, and safety of principal as is consistent with prudent investment risks through investment in a portfolio consisting primarily of securities issued or guaranteed by the U.S. Government, its agencies, or instrumentalities.

   o American National Small-Cap/Mid-Cap Portfolio ... seeks to provide long-term capital growth by investing primarily in stocks of small to medium-sized companies.

   o American National High Yield Bond Portfolio ... seeks to provide a high level of current income. As a secondary investment objective, the Portfolio seeks capital appreciation.

   o American National International Stock Portfolio ... seeks to obtain long-term growth of capital through investments primarily in the equity securities of established, non-U.S. companies.

Securities Management and Research, Inc. ("SM&R"), one of our wholly owned subsidiaries, is the American National Fund's investment adviser. SM&R also provides investment advisory and portfolio management services to us and to other clients. SM&R maintains a staff of experienced investment personnel and related support facilities.

|_|      The Fidelity Funds - currently have 13 series or Portfolios, the following five of which are Eligible Portfolios:

   o Fidelity Mid Cap Portfolio ... seeks long-term growth of capital, investing in stocks of companies with medium market capitalization both domestic and foreign issuers.

    o Fidelity Index 500 Portfolio ... seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500. The Portfolio normally invests at least 80% of its assets in common stocks included in the S&P 500. The Portfolio seeks to achieve a 98% or better correlation between its total return and the total return of the index.

   o Fidelity Contrafund Portfolio ... seeks long-term capital appreciation. The Portfolio normally invests primarily in common stocks. The Portfolio invests in securities of companies whose value the Portfolio believes is not fully recognized by the public.

   o Fidelity Aggressive Growth Portfolio ... seeks capital appreciation in stocks of companies with potential for accelerated earnings or revenue growth, both domestic and foreign issuers.

   o Fidelity Growth Opportunities Portfolio ... seeks to provide capital growth. The Portfolio normally invests its assets primarily in common stocks. The Portfolio may also invest in other types of securities, including bonds, which may be lower-quality debt securities.

The Fidelity Asset Manager and the Fidelity Asset Manager: Growth Portfolio are no longer available. The Fidelity Management &
Research Company ("FMR") is the Fidelity Funds' investment adviser. FMR provides a number of mutual funds and other clients with investment research and portfolio management services. Fidelity Management & Research (U.K.) Inc. and Fidelity Management &
Research (Far East), wholly-owned subsidiaries of FMR, provide research with respect to foreign securities. FMR maintains a large staff of experienced investment personnel and a full complement of related support facilities.

|_|      The T. Rowe Price Funds - currently have the following series or
Portfolios, each of which are Eligible Portfolios:

   o T. Rowe Price Equity Income Portfolio ... seeks to provide substantial dividend income as well as long-term growth of capital through investments in common stocks of established companies. The Portfolio will normally invest at least 65% of its assets in the common stocks of well-established companies paying above-average dividends.

   o T. Rowe Price Mid-Cap Growth Portfolio ... seeks to achieve long term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. The Portfolio will invest at least 65% of its assets in a diversified portfolio of common stocks of mid-cap companies whose earnings are expected to grow at a faster rate than the average company. The Portfolio considers "mid-cap companies" as companies with market capitalization (number of shares outstanding multiplied by share price) between $300 million and $5 billion. Most of the Portfolio's assets will be invested in U. S. common stocks.

   o T. Rowe Price International Stock Portfolio ... seeks to provide long-term growth of capital through investments primarily in common stocks of established non-U.S. companies. The Portfolio expects to invest substantially all of the Portfolio's assets (with a minimum of 65%) in established companies beyond U.S. borders. The Portfolio's focus will typically be on large and, to a lesser extent, medium-sized companies.

   o T. Rowe Price Limited-Term Bond Portfolio ... seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities.

T. Rowe Price Associates, Inc. is responsible for selection and management of the Portfolio investments of T. Rowe Price Equity Securities and T. Rowe Price Fixed Income Securities. Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the Portfolio investments of T. Rowe Price International Series.

|_| The MFS Fund - currently has the following Portfolios, each of which are Eligible Portfolios:


   o MFS Capital Opportunities Portfolio ... seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Portfolio's objective of capital appreciation. While the Portfolio's policy is to invest primarily in common stocks, it may seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible bonds, convertible preferred stocks and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.


   o MFS Emerging Growth Portfolio ... seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.

   o MFS Research Portfolio ... seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.

   o MFS Investors Trust Portfolio ... seeks long term growth of capital with a secondary objective to seek reasonable current income.

 Massachusetts Financial Service Company is responsible for selection and management of the Portfolio investments of the MFS Variable Series.

|_| The Federated Fund - currently has the following Portfolios, each of which are Eligible Portfolios:

   o Federated Utility Fund II Portfolio ... seeks to achieve high current income and moderate capital appreciation. The Portfolio invests primarily in equity and debt securities of utility companies.

   o Federated Growth Strategies Portfolio ... seeks capital appreciation. The Portfolio invests at least 65% of its assets in equity securities of companies with prospects for above average growth in earnings and dividends.


   o Federated International Small Company Fund II Portfolio ... seeks long term growth of capital by investing primarily in equity securities of foreign companies that have a market capitalization at the time of purchase of $1.5 billion or less.


   o Federated High Income Bond Portfolio ... seeks high current income. The Portfolio invests in fixed income securities, which are lower rated corporate debt obligations, which are commonly referred to as "junk bonds." The risk in investing in junk bonds is described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.

   o Federated Equity Income Fund II Portfolio ... seeks to provide above average income and capital appreciation by investing in income producing equity securities including common stocks, preferred stocks, and debt securities that are convertible into common stocks, in cash and cash items during times of unusual conditions to maintain liquidity. Cash items may include commercial paper, Europaper, certificates of deposit, obligations of the U.S. Government, repurchase agreements, and other short-term instruments.
Federated Advisors makes all investment decisions for the Federated Insurance Series, subject to direction by the Federated Insurance Series Trustees.

|_|      The Alger American Fund - currently has the following series or
Portfolios, each of which is an Eligible Portfolio:

   o Alger American Small Capitalization Portfolio ... seeks long-term capital appreciation. It focuses on small, fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.

   o Alger American Growth Portfolio ... seeks to achieve long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management.

   o Alger American MidCap Growth Portfolio ... seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential.

   o Alger American Leveraged AllCap Portfolio ... seeks to achieve long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

   o Alger American Income & Growth Portfolio ... primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those that the manager believes also offer opportunities for capital appreciation.

   o Alger American Balanced Portfolio ... seeks current income and long-term capital appreciation. It focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities that appear to have some potential for capital appreciation.

Fred Alger Management, Inc. is the Alger American Fund's investment adviser.
 Fred Alger Management, Inc. maintains a staff of experienced investment personnel and related support facilities.

|_|      The INVESCO Funds - currently have the following Portfolios, each of which is an Eligible Portfolio:

   o VIF-Health Sciences Portfolio ... seeks long term-capital growth by investing primarily in equity securities of companies that develop, produce or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, health care facilities, and applied research and development of new products or services. Sector funds may experience greater short-term price volatility than more diversified equity funds, and are most suitable for the aggressive portion of an investment portfolio.

   o VIF-Small Company Growth Portfolio ... seeks long-term capital growth by investing primarily in small-capitalization companies -- those with market capitalization of $2 billion or less at the time of purchase. We are primarily looking for companies in the developing stages of their life cycles, which are currently priced below our estimation of their potential, have earnings which may be expected to grow faster than the U.S. economy in general, and/or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, and/or structural changes in the economy. Investing in smaller companies may entail greater risks because the security prices of small companies tend to fluctuate more rapidly than large, well established companies.

   o VIF-Telecommunications Portfolio ... seeks long-term capital growth. Investments are primarily in the equity securities of companies that are engaged in the design, development, manufacture, distribution, or sale of communications services and equipment, and companies that are involved in supplying equipment or services to such companies. Sector funds may experience greater short-term price volatility than more diversified equity funds, and are most suitable for the aggressive portion of an investment portfolio. Foreign investments entail special risks, including currency exchange rate fluctuations, as well as differences in securities regulation and accounting practices.

   o VIF-Utilities Portfolio ... seeks capital appreciation and income. Investments are primarily in equity securities of companies doing business in the utilities economic sector. These companies include companies that produce, generate, transmit or distribute natural gas or electricity, as well as in companies that provide telecommunications services, including local, long distance and wireless. Sector funds may experience greater short-term price volatility than more diversified equity funds, and are most suitable for the aggressive portion of an investment portfolio.

   o VIF-Dynamics Portfolio ... seeks long-term growth by investing primarily in common stocks of mid-sized U.S. companies -- those with market capitalization between $2 billion and $15 billion at the time of purchase -- but also has the flexibility to invest in other types of securities, including preferred stocks, convertible securities and bonds. The core of the Fund's portfolio is invested in securities of established companies that are leaders in attractive growth markets with a history of strong returns. The remainder of the portfolio is invested in securities of companies that show accelerating growth, driven by product cycles, favorable industry or sector conditions and other factors that INVESCO believes will lead to rapid sales or earnings growth.

   o VIF-Real Estate Opportunity Portfolio ... seeks to provide capital growth, with current income as a secondary consideration. Investments are primarily in equity securities of companies doing business in the real estate industry. These companies may include real estate investment trusts, real estate brokers, home builders or real estate developers, companies with substantial real estate holdings, and companies with significant involvement in the real estate industry. Sector funds may experience greater short-term price volatility than more diversified equity funds, and are most suitable for the aggressive portion of an investment portfolio. The real estate industry is highly cyclical, and the value of securities issued by companies doing business in that sector may fluctuate widely. The real estate industry - and, therefore, the performance of the portfolio - is highly sensitive to economic conditions, interest rates, property taxes, overbuilding, real estate values and the changes in rental income.

   o VIF-Financial Services Portfolio ... seeks long-term growth. Investments are primarily in equity securities of companies involved in the financial services sector. These companies include, among others, banks (regional and money-centers), insurance companies (life, property and casualty, and multiline), and investment and miscellaneous industries (asset managers, brokerage firms, and government-sponsored agencies). Sector funds may experience greater short-term price volatility than more diversified equity funds, and are most suitable for the aggressive portion of an investment portfolio. Foreign investments entail special risks, including currency exchange rate fluctuations, as well as differences in securities regulation and accounting practices.

   o VIF-Technology Portfolio ... seeks long-term capital growth. Investments are primarily in the equity securities of companies engaged in technology-related industries. These include, but are not limited to, applied technology, biotechnology, communications, computers, electronics, Internet, IT services and consulting, oceanography, office and factory automation, networking, robotics and video. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. Sector funds may experience greater short-term price volatility than more diversified equity funds, and are most suitable for the aggressive portion of an investment portfolio.

INVESCO is the INVESCO VIF Fund's investment adviser. INVESCO also provides investment advisory and portfolio management services to us and other clients. INVESCO maintains a staff of experienced investment personnel and related support facilities.

The accompanying prospectuses should be read in conjunction with this prospectus before investing and contain a full description of the above funds, their investment policies and restrictions, risks, charges and expenses and other aspects of their operation..

We have arrangements to provide services to certain Eligible Portfolios for which the advisor or distributor of such Portfolios pays us fees. The fees are based upon an annual percentage of the average aggregate net amount invested by us in such Eligible Portfolios. Some advisors or distributors pay us higher fees than others do.

The Eligible Portfolios and the mutual funds of which they are a part are sold only to separate accounts of insurance companies offering variable annuity and variable life insurance contracts and, in some cases, to certain qualified pension and retirement plans. The Eligible Portfolios and mutual funds are not sold to the general-public and should not be mistaken for other mutual funds offered by the same sponsor or that have similar names.


Changes in Investment Options

We may establish additional subaccounts which would invest in portfolios of other mutual funds chosen by us. We may also, from time to time, discontinue the availability of existing subaccounts. If we do, we may, by appropriate endorsement, make such changes to the Contract as we believe are necessary or appropriate. In addition, if a subaccount is discontinued, we may redeem shares in the corresponding Eligible Portfolio and substitute shares of another mutual fund. We will not do so, or make other changes, without prior notice to you and without complying with other applicable laws. Such laws may require approval by the SEC and the Texas Department of Insurance.

If we deem it to be in your best interest, and subject to any required approvals, we may combine the separate account with another of our separate accounts.

FEDERAL TAX MATTERS

Introduction


The following discussion is general in nature and is not intended as tax advice for each Contract Owner. It does not address the tax consequences resulting from all situations in which a Contract Owner may maintain such a Contract. Tax advice should be sought from a competent source prior to purchase. The discussion below is based on American National's understanding of the present federal tax law as currently interpreted by the Internal Revenue Service. No representation is made as to the continuation of present federal tax law or its current interpretation. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.



Taxation of Annuities in General


Since a group unallocated Contract is not purchased directly by individuals, those portions of the Code relating to individual ownership of annuities are not applicable to the group unallocated Contract Owner. Certain provisions of section 72 of the Code would apply if the Contract Owner is a corporation or is not a natural person and the Contract is not maintained under a plan which has favorable tax treatment under the Code.



Qualified Contracts


The group unallocated Contract is designed for use with several types of qualifying Plans subject to Code sections 401 and 457. The tax rules applicable to such qualified Plans vary according to the type of Plan and the terms and conditions of the Plan itself. Plan Participants in qualified Plans may include business owners (both self-employed and stockholders) and their employees for whom pension and profit sharing plans have been established and government employees covered by a section 457 deferred compensation plan.

 As a rule, Purchase Payments made by or for Plan Participants in qualified Plans are not subject to taxation at the time such payments are made in the Contract. In their capacity as Plan trustees or administrators, Contract Owners are responsible for the communication of appropriate information about the operation of the Plan and the tax consequences of making contributions to the Plan, purchasing this Contract under the Plan, and distributing Plan benefits. Distribution of benefits and tax withholding thereon is the sole responsibility of the Contract Owner. Adverse tax consequences may result if contributions, distributions, and other transactions with respect to the Contract do not comply with the law.

Corporate pension and profit-sharing plans under section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. A Contract Owner that uses the Contract in conjunction with a defined contribution plan under section 401(a) of the Code (which is also known as an "individual account plan") is solely responsible for allocating the assets of the Contract with respect to participants' individual accounts.

Plans established under section 457 of the Code, while not actually providing for a qualified plan as that term is normally used, provide for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. Under a section 457 Plan, a participant may usually specify the form of investment in which his or her participation will be made. All such investments are, however, owned by and are subject to the claims of the general creditors of the non-governmental sponsoring employer. In general, all amounts received under a section 457 Plan are taxable and are subject to federal income tax withholding as wages.


Due to the complexity of the tax rules associated with the sponsorship and operation of qualified Plans, entities contemplating establishment of such Plans should seek advice from competent sources with respect to the responsibilities and obligations associated with such Plans.


We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment of the group unallocated Contract. We make no guarantee regarding the tax status of the Contract and do not intend the above discussion as tax advice.

PERFORMANCE
Performance information for the subaccounts may appear in reports and advertising to current and prospective Contract Owners. The performance information is based on historical investment experience of the subaccounts and the Eligible Portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in Eligible Portfolio share prices, the automatic reinvestment by the separate account of all distributions and the deduction of applicable annuity charges (including any contingent deferred sales charges that would apply if a Contract Owner surrendered the Contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contractual charges such as a contingent deferred sales load. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in a subaccount's returns, you should recognize that they are not the same as actual year-by-year results.

Some subaccounts may also advertise yield. These measures reflect the income generated by an investment in the subaccount over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses or the contingent deferred sales load.

The American National Money Market subaccount may advertise their current and effective yield. Current yield reflects the income generated by an investment in the subaccount over a 7-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.

DISTRIBUTOR OF THE CONTRACT
Securities Management and Research, Inc. ("SM&R"), 2450 South Shore Boulevard, Suite 400, League City, Texas 77573, our wholly-owned subsidiary, is the principal underwriter of the Contract. SM&R was organized under the laws of the State of Florida in 1964, is a registered broker/dealer, and is a member of the National Association of Securities Dealers.

SM&R's registered representatives selling a Contract will receive commissions from SM&R. After issuance of the Contract, broker-dealers will receive commissions aggregating up to 7% of the Purchase Payments. In addition, after the first Contract Year, broker-dealers who have distribution agreements with us may receive an annual commission of up to 0.50% of the Contract's Accumulation Value.

LEGAL MATTERS
Various matters of Texas law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Texas insurance law, have been reviewed by Greer, Herz and Adams, LLP, General Counsel.

LEGAL PROCEEDINGS
The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe at the present time no lawsuits are pending or threatened that are reasonably likely to have a material adverse impact on the separate account or us.

EXPERTS
The consolidated financial statements of American National Insurance Company and subsidiaries as of December 31, 2002 and 2001 and for the years then ended and the statements of net assets of American National Variable Annuity Separate Account as of December 31, 2002 and the related statements of operations and changes in net assets for the periods presented then ended, included in this prospectus and elsewhere in the registration statement, have been audited by __________, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The report of __________ covering the 2002 consolidated financial statements of American National Insurance Company and subsidiaries refers to the Company's adoption of Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities."

ADDITIONAL INFORMATION
A registration statement describing the Contracts has been filed with the Securities and Exchange Commission under the Securities Act of 1933. This Prospectus does not contain all information in the registration statement, to which reference is made for further information concerning us, the separate account, and the Contract offered hereby. Statements contained in this prospectus as to the terms of the Contract and other legal instruments are summaries. For a complete statement of such terms, reference is made to such instruments as filed.

FINANCIAL STATEMENTS
Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account. The financial statements can be found in the Statement of Additional Information.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
                                                                            Page
The Contract............................................................       1
Assignment..............................................................       1
Computation of Variable Annuity Payments................................       1
Distribution of the Contract............................................       1
Tax Matters.............................................................       2
Records and Reports....................................... .............       2
Performance.............................................................       2
  Total Return..........................................................       3
  Other Total Return....................................... ............       4
  Yields................................................................       4
State Law Differences...................................................       5
Separate Account........................................................       5
Termination of Participating Agreements.................................       6
  The American National Fund............................................       6
  The Fidelity Funds....................................................       6
  The T. Rowe Price Funds...............................................       7
  The Federated Fund....................................................       8
  The MFS Fund..........................................................       9
  The Alger American Fund...............................................       9
  The INVESCO Fund.....................................................       10
Financial Statements...................................................       11




Form 4872                                                              Rev. 5-02

Statement of Additional Information
May 1, 2003

Group Unallocated Variable Annuity Contract
Issued by American National Insurance Company
Through the American National Variable Annuity Separate Account

American National Insurance Company Home Office:
One Moody Plaza, Galveston TX 77550-7999
1-800-306-2959


Relating to the Prospectus dated May 1, 2003


Custodian

American National Insurance Company
One Moody Plaza
Galveston, Texas 77550-7999



Principal Distributor

Securities Management and Research, Inc.
2450 South Shore Boulevard, Suite 400
League City, Texas 77573



Independent Auditors

KPMG LLP
700 Louisiana
Houston, Texas 77002-2786

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectus for the American National Group Unallocated Variable Annuity Contract ("the Contract").

This Statement of Additional Information expands upon subjects discussed in the current prospectus for the Group Unallocated Variable Annuity Contract offered by American National Insurance Company ("American National"). You may obtain a copy of the prospectus, by calling 1-800-306-2959, or writing to American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999.

Terms used in the current prospectus for the Contract are incorporated in this Statement. All terms not specifically defined in this statement shall have the meaning set forth in the current prospectus.

TABLE OF CONTENTS
                                                                            Page
The Contract............................................................       1
Assignment..............................................................       1
Computation of Variable Annuity Payments................................       1
Distribution of the Contract............................................       1
Tax Matters.............................................................       2
Records and Reports.....................................................       2
Performance.............................................................       2
  Total Return..........................................................       3
  Other Total Return....................................................       4
  Yields................................................................       4
State Law Differences...................................................       5
Separate Account........................................................       5
Termination of Participating Agreements..................... ...........       6
  The American National Fund............................................       6
  The Fidelity Funds....................................................       6
  The T. Rowe Price Funds.................................... ..........       7
  The Federated Fund....................................................       8
  The MFS Fund..........................................................       9
  The Alger American Fund...............................................       9
  The INVESCO Fund.....................................................       10
Financial Statements...................................................       11

Page 57
Form GUVAP03
The Contract
The following provides additional information about the Contract which supplements the description in the prospectus.

Assignment
The Contract may not be assigned.

Computation of Variable Annuity Payments
The amount of the first variable annuity payment to the Annuitant will depend on the amount of his/her Accumulation Value applied to effect the variable annuity as of the tenth day immediately preceding the date annuity payments commence, the amount of any premium tax owed (if applicable), the annuity option selected, and the age of the Annuitant. The Contract contains tables indicating the dollar amount of the first annuity payment under annuity options 1, 2, 4, and 5 for each $1,000 of Accumulation Value at various ages. These tables are based upon the Annuity 2000 Mortality Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate (the "AIR") of 2.5% per annum.

In any subsequent month, the dollar amount of the variable annuity payment is determined by multiplying the number of Annuity Units in the applicable subaccount(s) by the value of such Annuity Unit on the tenth day preceding the due date of such payment. The Annuity Unit value will increase or decrease in proportion to the net investment return of the subaccount(s) underlying the Variable Annuity since the date of the previous annuity payment, less an adjustment to neutralize the 2.50% or other AIR referred to above.
Therefore, the dollar amount of variable annuity payments after the first will vary depending on whether the net investment return is greater or less than the 2.5% (or other AIR) per annum. For example, assuming a 2.5% AIR, if subaccounts underlying the Contract have a cumulative net investment return of 4% over a one year period, the first annuity payment in the next year will be approximately
1.5 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable subaccount(s). If such net investment return is 1% over a one year period, the first annuity payment in the next year will be approximately 1.5 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable subaccount(s).
Distribution of the Contract
Subject to arrangements with American National, the Contract is sold as part of a continuous offering by independent broker-dealers who are members of the National Association of Security Dealers, Inc., and who become licensed to sell life insurance and variable annuities for American National. Pursuant to a Distribution and Administrative Services Agreement, Securities Management and Research, Inc. ("SM&R"), acts as the principal underwriter on behalf of American National for distribution of the Contract. Under the Agreement, SM&R is to use commercially reasonable efforts to sell the Contract through registered representatives. In connection with these sales activities, SM&R is responsible for:

o compliance with the requirements of any applicable state broker-dealer regulations and the Securities Exchange Act of 1934,

o keeping correct records and books of account in accordance with Rules 17a-3 and 17a-4 of the Securities Exchange Act,

o  training agents of American National for the sale of Contracts, and

o forwarding all Purchase Payments under the Contracts directly to American National.

SM&R is not entitled to any remuneration for its services as underwriter under the Distribution and Administrative Services Agreement; however, SM&R is entitled to reimbursement for all reasonable expenses incurred in connection with its duties as underwriter.

Tax Matters
Diversification Requirements. The Code requires that the investments underlying a separate account be "adequately diversified" in order for contracts to be treated as annuities for federal income tax purposes. We intend that the separate account, through the Eligible Portfolios, will satisfy these diversification requirements.

In certain circumstances, owners of variable annuity contracts may be considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners would be currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a Contract Owner to allocate Purchase Payments and transfer Accumulation Value, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the separate account assets supporting a Contract.

Records and Reports
Reports concerning each Contract will be sent annually to each Contract Owner. Contract Owners will additionally receive annual and semiannual reports concerning the underlying funds and annual reports concerning the separate account. Contract Owners will also receive confirmations of receipt of Purchase Payments, changes in allocation of Purchase Payments and transfer of Accumulation Units.

Performance
Performance information for any subaccount may be compared, in reports and advertising to:

o  the Standard & Poor's 500 Composite Stock Price Index ("S & P 500"),

o  Dow Jones Industrial Average ("DJIA"),

o  Donoghue's Money Market Institutional Averages;

o other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Lehman-Brothers, Morningstar, or the Variable Annuity Research and Data Service, widely used independent research firms which rank mutual funds and other investment companies by overall performance, investment objectives, and assets, and

o the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a Contact.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

Total returns, yields and other performance information may be quoted numerically or in a table, graph, or similar illustration. Reports and advertising may also contain other information including:

o the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Series or by rating services, companies, publications or other persons who rank separate accounts or other investment products on overall performance or other criteria, and

o the effect of tax deferred compounding on a subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.


Total Return

Total return quoted in advertising reflects all aspects of a subaccount's return, including the automatic reinvestment by the separate account of all distributions and any change in the subaccount's value over the period. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18%, which is the steady rate that would equal 100% growth on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

Average annual total returns are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula:

P(1+T)n = ERV

where P is a hypothetical investment payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the periods shown. Since the Contract is intended as a long-term product, the average annual total returns assume that no money was withdrawn from the Contract prior to the end of the period.

In addition to average annual returns, the subaccounts may advertise unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the separate account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the Eligible Portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the Eligible Portfolios, with the level of Contract charges currently in effect.


Other Total Return

From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the Surrender Charge. These are calculated in exactly the same way as the average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered. Sales literature or advertisements may also quote average annual total returns for periods prior to the date the Separate Account commenced operations, calculated based on the performance of the Eligible Portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the Eligible Portfolios, with the level of Contract charges currently in effect except for the Surrender Charge.


Yields

Some subaccounts may also advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the subaccount over a stated period of time, not taking into account capital gains or losses. Yields are annualized and stated as a percentage. Yields do not reflect the impact of any contingent deferred sales load. Yields quoted in advertising may be based on historical seven-day periods. Current yield of a money market subaccount will reflect the income generated over a 7-day period. Current yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical account having one Accumulation Unit at the beginning of the period and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7). The resulting yield figure will be carried to the nearest hundredth of a percent. Effective yield for a money market subaccount is calculated in a similar manner to current yield except that investment income is assumed to be reinvested throughout the year at the 7-day rate. Effective yield is obtained by taking the base period returns as computed above, and then compounding the base period return by adding 1, raising the sum to a power equal to (365/7) and subtracting one from the result, according to the formula

Effective Yield = [(Base Period Return +1)365/7] - 1.

Since the reinvestment of income is assumed in the calculation of effective yield, it will generally be higher than current yield.

A 30-day yield for bond subaccounts will reflect the income generated by a subaccount over a 30-day period. Yield will be computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Accumulation Unit on the last day of the period, according to the following formula:

Yield = 2[((a - b)/cd + 1)6 - 1]

where a = net investment income earned by the applicable Portfolio, b = expenses for the period including expenses charged to the Contract Owner accounts, c = the average daily number of Accumulation Units outstanding during the period, and d = the maximum offering price per Accumulation Unit on the last day of the period.

State Law Differences
Differences in state laws may require American National to offer a Contract in one or more states which is more favorable to a Contract Owner than that offered in other states.

Separate Account
The separate account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the Portfolio less the total liabilities of the Portfolio divided by the number of shares outstanding.

American National will redeem shares in the Eligible Portfolios as needed to:

o  collect charges,

o  pay surrenders, or

o  provide benefits.

Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding subaccount.

The separate account may include subaccounts that are not available under the Contract. American National may from time to time discontinue the availability of some of the subaccounts. If the availability of a subaccount is discontinued, American National may redeem any shares in the corresponding Eligible Portfolio and substitute shares of another registered open-end management company.

American National may also establish additional subaccounts. Each new subaccount would correspond to a portfolio of a registered, open-end management company. American National would establish the terms upon which existing Contract Owners could purchase units of a new subaccount.

If any of these substitutions or changes is made, American National may change the Contract by sending an endorsement. American National may:

o  operate the separate account as a management company,

o  de-register the separate account if registration is no longer required,

o  combine the separate account with other separate accounts,

o restrict or eliminate any voting rights associated with the separate account, or

o transfer the assets of the separate account relating to the Contracts to another separate account.

American National would, of course, not make any changes to the menu of Eligible Portfolios or to the separate account without complying with applicable laws and regulations. Such laws and regulations may require notice to and approval from the Contract Owners, the SEC, and state insurance regulatory authorities.

Termination of Participation Agreements
The participation agreements pursuant to which the funds sell their shares to the separate account contain varying provisions regarding termination. The following generally summarizes those provisions.


The American National Fund

The participation agreement for the American National Fund provides for termination:

o   upon sixty days advance written notice by any party,

o by American National if any of the American National Fund's shares are not reasonably available to meet the requirements of the Contracts,

o by American National if any of the shares of the American National Fund are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes use of such shares as the underlying investment medium of the Contracts,

o by American National upon the requisite vote of the Contract Owners having an interest in a particular subaccount to substitute the shares of another investment company for the corresponding American National Fund shares, or

o by American National upon institution of formal proceedings against the American National Fund by the SEC.


The Fidelity Funds

All participation agreements for the Fidelity Funds provide for termination:

o  upon sixty days advance written notice by any party,

o by American National with respect to any Fidelity Portfolio if American National determines that shares of such Fidelity Portfolio are not reasonably available to meet the requirements of the Contracts,

o by American National with respect to any Fidelity Portfolio if any of the shares of such Fidelity Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

o by American National with respect to any Fidelity Portfolio if such Fidelity Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code (the "Code"), or if American National reasonably believes the Fidelity Funds may fail to so qualify,

o by American National with respect to any Fidelity Portfolio if such Fidelity Portfolio fails to meet the diversification requirements specified in the Fidelity participation agreement,

o by the Fidelity Funds or the underwriter, upon a determination by either, that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o by American National upon a determination by American National that either the Fidelity Funds or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o by the Fidelity Funds or the underwriter forty-five days after American National gives the Fidelity Funds and the underwriter written notice of American National's intention to make another investment company available as a funding vehicle for the Contracts, if at the time such notice was given, no other notice of termination of the Fidelity participation agreement was then outstanding, or

o upon a determination that a material irreconcilable conflict exists between the interests of the Contract Owners and other investors in the Fidelity Funds or between American National's interests in the Fidelity Funds and the interests of other insurance companies invested in the Fidelity Funds.


The T. Rowe Price Funds

This participation agreement provides for termination:

o  upon six months advance written notice by any party,

o by American National with respect to any T. Rowe Price Portfolio if American National determines that shares of such T. Rowe
   Price Portfolio are not reasonably available to meet the requirements of the Contracts,

o by American National with respect to any T. Rowe Price Portfolio if any of the shares of such T. Rowe Price Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

o by the T. Rowe Price Funds or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the T. Rowe Price participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of T. Rowe Price Funds shares, if the T. Rowe Price Funds or the underwriter determines that such proceedings will have a material adverse effect on American National's ability to perform under the T. Rowe Price participation agreement,

o  by American National upon the institution of formal proceedings against the
   T. Rowe Price Funds or the underwriter by the SEC, NASD, or any other regulatory body, if American National determines that such proceedings will have a material adverse effect upon the ability of the T. Rowe Price Funds or the underwriter to perform its obligations under the T. Rowe Price participation agreement,

o by American National with respect to any T. Rowe Price Portfolio if such T. Rowe Price Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code, or if American National reasonably believes the T. Rowe Price Funds may fail to so qualify,

o by American National with respect to any T. Rowe Price Portfolio if such T. Rowe Price Portfolio fails to meet the diversification requirements specified in the T. Rowe Price participation agreement, or American National reasonably believes the T. Rowe Price Portfolio may fail to so comply,

o by the T. Rowe Price Funds or the underwriter, upon a determination by either, that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o by American National upon a determination by American National that either the T. Rowe Price Funds or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o by the T. Rowe Price Funds or the underwriter sixty days after American National gives the T. Rowe Price Funds and the underwriter written notice of American National's intention to make another investment company available as a funding vehicle for the Contracts if at the time such notice was given, no other notice of termination of the T. Rowe Price participation agreement was then outstanding, or

o upon a determination that a material irreconcilable conflict exists between the Contract Owners and other investors in the T. Rowe Price Funds or between American National's interests in the T. Rowe Price Funds and interests of other insurance companies invested in the T. Rowe Price Funds.


The Federated Fund

This participation agreement provides for termination:

o  upon one hundred eighty days advance written notice by any party,

o at American National's option if American National determines that shares of the Federated Portfolios are not reasonably available to meet the requirements of the Contracts,

o at the option of the Federated Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the Federated participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of Federated Fund shares,

o at American National's option upon the institution of formal proceedings against the Federated Fund or the underwriter by the SEC, NASD, or any other regulatory body,

o upon a requisite vote of the Contract Owners to substitute shares of another fund for shares of the Federated Fund,

o if any of the shares of a Federated Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

o upon a determination by the Federated Fund that an irreconcilable conflict exists between the Contract Owners and other investors in the Federated Fund or between American National's interests in the Federated Fund and the interests of other insurance companies invested in the Federated Fund,

o at American National's option if the Federated Fund or a Federated Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code, or

o at American National's option if the Federated Fund or a Federated Portfolio fails to meet the diversification requirements specified in the Federated participation agreement.


The MFS Fund

This participation agreement provides for termination:

o  upon six months advance written notice by any party,

o at American National's option to the extent the shares of any MFS Portfolio are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as determined by American National,

o at the option of the MFS Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the MFS participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of shares of the MFS Fund,

o at American National's option upon the institution of formal proceedings against the MFS Fund by the SEC, NASD, or any other regulatory body regarding the MFS Fund's or the underwriter's duties under the MFS participation agreement or related to the sale of shares of the MFS Fund,

o at the option of any party upon receipt of any necessary regulatory approvals or the vote of the Contract Owners to substitute shares of another fund for the shares of the MFS Fund, provided American National gives the MFS Fund and the underwriter thirty days advance written notice of any proposed vote or other action taken to replace the shares of the MFS Fund,

o by the MFS Fund or the underwriter upon a determination by either that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o by American National upon a determination by American National that the MFS Fund or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o at the option of any party, upon another party's material breach of any provision of the MFS participation agreement, or

o upon assignment of the MFS participation agreement, unless made with the written consent of the parties to the MFS participation agreement.


The Alger American Fund

This participation agreement provides for termination:

o  upon six months advance written notice by any party,

o at American National's option to the extent the shares of any Alger American Portfolio are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as determined by American National,
o at the option of the Alger American Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the Alger American participation agreement or related to the sale of the Contracts, the operation of the separate account, or the purchase of shares of the Alger American Fund,

o at American National's option upon the institution of formal proceedings against the Alger American Fund by the SEC, NASD, or any other regulatory body regarding the Alger American Fund's or the underwriter's duties under the Alger American participation agreement or related to the sale of shares of the Alger American Fund,

o at the option of any party upon receipt of any necessary regulatory approvals or the vote of the Contract Owners to substitute shares of another fund for the shares of the Alger American Fund, provided American National gives the Alger American Fund and the underwriter thirty days advance written notice of any proposed vote or other action taken to replace the shares of the Alger American Fund,

o by the Alger American Fund or the underwriter upon a determination by either that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o by American National upon a determination by American National that the Alger American Fund or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

o at the option of any party, upon another party's material breach of any provision of the Alger American participation agreement, or

o upon assignment of the Alger American participation agreement, unless made with the written consent of the parties to the Alger American participation agreement.


The INVESCO Funds
The INVESCO Funds participation agreement provides for termination:

upon six months advance written notice by any party, with respect to any INVESCO Portfolio,

o by American National, upon written notice with respect to any INVESCO Portfolio, if American National determines that shares of such portfolio are not reasonably available to meet the requirements of the Contracts,

o by American National, upon written notice with respect to any INVESCO Portfolio, if the shares of such portfolio are not registered, issued or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

o by the INVESCO Funds, upon written notice, upon institution of formal proceedings against American National by the NASD, the SEC, any state insurance department or any other regulatory body regarding American National's duties under the participation agreement or related to the sale or administration of the Contracts, the operation of the separate account, or the purchase of INVESCO Funds shares, if the INVESCO Funds determines in good faith that any such proceeding would have a material adverse effect on American National's ability to perform its obligations under the participation agreement,

o by American National, upon written notice, upon institution of formal proceedings against the INVESCO Funds or the investment adviser by the NASD, the SEC, any state securities or insurance department or any other regulatory body, if American National determines in good faith that any such proceeding would have a material adverse effect on the INVESCO Funds or the adviser's ability to perform its obligations under the participation agreement,

o by American National, upon written notice, if the INVESCO Funds cease to qualify as a Regulated Investment Company under Subchapter M of the Code, or if American National reasonably and in good faith believes that the INVESCO Funds may fail to so qualify,

o by American National, upon written notice with respect to any INVESCO Portfolio, if the INVESCO Funds fail to meet the diversification requirements specified in the participation agreement or if American National reasonably and in good faith believes that the INVESCO Funds may fail to meet such requirements,

o by any party to the participation agreement, upon written notice, upon another party's material breach of any provision of the participation agreement,

o by American National, 60 days after the other parties' receipt of written notice, if American National determines in good faith that either the INVESCO Funds or the adviser has suffered a material adverse change in its business, operations or financial condition since the date of the participation agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of American National,

o by the INVESCO Funds or the adviser, 60 days after the other parties' receipt of written notice, if either of them determines in good faith that American National has suffered a material adverse change in its business, operations or financial condition since the date of the participation agreement or is the subject of material adverse publicity which is likely to have a material adverse impact upon the business and operations of the INVESCO Funds or the adviser,

o by American National or the INVESCO Funds upon receipt of any necessary regulatory approvals and/or the vote of the Contract Owners to substitute shares of another investment company for the shares of an INVESCO Portfolio, provided American National gives the INVESCO Funds 60 days advance written notice of any proposed vote or other action taken to replace the shares or the filing of any required regulatory approval,

o by American National or the INVESCO Funds upon a determination that an irreconcilable material conflict exists among the interests of all Contract Owners of all separate accounts or the interests of the insurance companies invested in the INVESCO Funds, or

o by the INVESCO Funds, effective immediately without notice, if any of the Contracts are not issued or sold in accordance with applicable federal or state law.


Financial Statements
The financial statements of American National should be considered only as bearing on the ability of American National to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

                          Financial Statements to be included by amendment)

PART C ITEM AND CAPTION

Items 24.         Financial Statements and Exhibits.

         (a) Financial Statements FINANCIAL STATEMENTS and FINANCIAL STATEMENT SCHEDULES sections of Statement of Additional Information

         (b)      Exhibits

         Exhibit "1" -                     Copy of the resolutions of the Board
                                            of Directors of the Depositor
                                            authorizing the
                                            establishment of the Registrant
                                            (incorporated herein by reference to
                                            registration
                                            statement on Form N-4 (333-33856)
                                            filed on April 3, 2000)

         Exhibit "2" -                      Not applicable

         Exhibit                            "3" - Distribution and
                                            Administrative Services Agreement
                                            (incorporated herein by reference to
                                            registration statement on Form N-4
                                            (333-33856) filed on April 3, 2000)

         Exhibit "4" -                      Form of each variable
                                                annuity contract

         Exhibit                            "5" - Form of application used with
                                            any variable annuity contract
                                            (incorporated herein by reference to
                                            pre-effective amendment number 1
                                            (333-33856) filed on August 7, 2001)

         Exhibit "6a" - Copy of the Articles of Incorporation of the Depositor (incorporated herein by reference to registration statement on Form N-4 (333-33856) filed on April 3, 2000)

         Exhibit "6b" - Copy of the By-laws of the Depositor (incorporated herein by reference to registration statement on Form N-4 (333-33856) filed on April 3, 2000)

         Exhibit "7" -                      Reinsurance Contracts
                                                (to be filed by amendment)

         Exhibit "8a"                       Form of American National Investment
                                         Account, Inc. Participation Agreement
                                           (incorporated herein by reference to
                                registration statement on Form N-4 (333-33856)
                                            filed on April 3, 2000)

         Exhibit "8b" Form of Variable Insurance Products Fund II Participation Agreement (incorporated herein by reference to registration statement on Form N-4 (333-33856) filed on April 3, 2000)

         Exhibit "8c" Form of Variable Insurance Products Fund III Participation Agreement (incorporated herein by reference to registration statement on Form N-4 (333-33856) filed on April 3, 2000)

         Exhibit "8d"                       Form of T. Rowe Price International
                                 Series, Inc. T. Rowe Price Equity Series, Inc.,
                                            and T. Rowe Price Fixed Income
                                 Series, Inc. (incorporated herein by reference
                                            to
                                            registration statement on Form N-4
                                             (333-33856) filed on April 3, 2000)

         Exhibit                            "8e" Form of MFS Variable Insurance
                                            Trust Participation Agreement
                                            (incorporated herein by reference to
                                            registration statement on Form N-4
                                            (333-33856) filed on April 3, 2000)

         Exhibit "8f" Form of Federated Insurance Series Fund Participation Agreement (incorporated herein by reference to registration statement on Form N-4 (333-33856) filed on April 3, 2000)

         Exhibit                            "8g" Form of Fred Alger American
                                            Fund Participation Agreement
                                            (incorporated herein by reference to
                                            registration statement on Form N-4
                                            (333-33856) filed on April 3, 2000)

         Exhibit "8h"                       Form of Invesco Fund Participation
                                         Agreement (to be filed by amendment)

         Exhibit "9" -                     An opinion of counsel and consent to
                                    its use as to the legality of the securities
                                           being registered, indicating whether
                                  they will be legally issued and will represent
                                            binding obligations of the depositor
                                                      (to be filed by amendment)

         Exhibit "10" -             Consent of independent accountants
                                                 (to be filed by amendment)

         Exhibit "11" -                     Not applicable

         Exhibit "12" -                     Not applicable

         Exhibit "13" -                     Not applicable

         Exhibit "14" -                     Control chart of Depositor

         Exhibit "27" -                     Not applicable

Item 25. Directors and Officers of the Depositor.

Directors

Name
                                    Business Address

G. Richard Ferdinandtsen   American National Insurance Company
                                            One Moody Plaza
                                            Galveston, Texas 77550

                 Irwin M. Herz, Jr. Greer, Herz & Adams, L.L.P.
                           One Moody Plaza, 18th Floor
                             Galveston, Texas 77550

R. Eugene Lucas            Gal-Tex Hotel Corporation
                                            2302 Postoffice, Suite 504
                                            Galveston, Texas 77550

E. Douglas McLeod          The Moody Foundation
                                            2302 Postoffice, Suite 704
                                            Galveston, Texas 77550

Frances Anne Moody                  The Moody Foundation
                                            Highland Park Place
                                            4515 Cole Avenue LB 34, Suite 500
                                            Dallas, Texas 75205

Robert L. Moody            2302 Postoffice, Suite 702
                                            Galveston, Texas 77550

Russell S. Moody           American National Insurance Company
                                            One Moody Plaza
                                            Galveston, Texas 77550

W. L. Moody, IV            2302 Postoffice, Suite 502
                                            Galveston, Texas 77550

James D. Yarbrough                  Galveston County Judge
                                            722 Moody
                                            Galveston, Texas 77550

Officers

         The principal business address of the officers, unless indicated otherwise in the "Directors" section, or unless indicated by an asterisk (*), is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550. Those officers with an asterisk by their names have a principal business address of 2450 South Shore Boulevard, League City, Texas 77573.

Name                                Office

R. L. Moody Chairman of the Board & Chief Executive Officer G. R. Ferdinandtsen President, Chief Operating Officer D. A. Behrens Executive Vice President, Independent Marketing R. A. Fruend Executive Vice President, Director of Multi Line Special Markets B. J. Garrison Executive Vice President, Director of Home Service Division M. W. McCroskey * Executive Vice President, Investments & Treasurer G. V. Ostergren Executive Vice President, Director of Multiple Line J.
E. Pozzi Executive Vice President, Corporate Planning R. J. Welch Executive Vice President & Chief Actuary C. H. Addison Senior Vice President, Systems Planning & Computing A. L. Amato, Jr. Senior Vice President, Life Policy Administration
G. C. Langley Senior Vice President, Human Resources S. E. Pavlicek Senior Vice President & Controller S. H. Schouweile Senior Vice President, Health Insurance Operations J. R. Thomason Senior Vice President, Credit Insurance Services G. W. Tolman Senior Vice President, Corporate Affairs J. M. Flippin Secretary J. Antkowiak Vice President, Director, Computing Division P. Barber Vice President, Human Resources S. F. Brast * Vice President, Real Estate Investments D. D. Brichler * Vice President, Mortgage Loan Production F. V. Broll, Jr. Vice President & Actuary W. F. Carlton Vice President & Assistant Controller, Financial Reports J. A. Collura Vice President, Marketing & Management Development R. T. Crawford Vice President & Assistant Controller, General Accounting G. C. Crume Vice President, Brokerage Sales D. A. Culp Vice President, Financial Institution G. D. Dixon Vice President, Stocks S. L. Dobbe Vice President, Broker Dealer Marketing D. S. Fuentes Vice President, Health Claims F. J. Gerren Vice President, Payroll Deduction B. S. Gerwel Vice President, Agency Automation J. F. Grant, Jr. Vice President, Group Actuary R.
D. Hemme Vice President & Actuary M. E. Hogan Vice President, Credit Insurance Operations C. J. Jones Vice President, Health Underwriting/New Business D. D. Judy Vice President, Financial Marketing Dr. H. B. Kelso, Jr. Vice President & Medical Director G. W. Kirkham Vice President, Director of Planning & Support G.
A. Macke Vice President, General Auditor G. W. Marchand Vice President, Life Underwriting D. N. McDaniel Vice President, Home Service Administration M. M. Mitchell Vice President, Director of Life/Annuity Systems J. W. Pangburn Vice President, Credit Insurance/Special Markets E. B. Pavelka Vice President, Life Policy Administration R. A. Price Vice President, Director of Training & Market Development R. C. Price Vice President, Multiple Line Chief Life Marketing Officer J. T. Smith Vice President, Pension Sales G. A. Sparks, Sr. Vice President, Director Finance & Field Services J. P. Stelling Vice President, Group/Health Compliance K. M. Wainscott Vice President, Alternative Distribution
W. H. Watson, III Vice President, Chief Health Actuary M. L. Waugh, Jr. Vice President, Life Claims G. W. Williamson Vice President, Asst. Director, Home Service Division J. L. Broadhurst Asst. Vice President, Director Individual Health/Group Systems J. J. Cantu Asst. Vice President & Illustration Actuary J.
W. Cucco Asst. Vice President, Advanced Life Sales N. M. Day Asst. Vice President, Pension Administration J. D. Ferguson Asst. Vice President, Creative Services D. N. Fullilove Asst. Vice President, Director, Agents Employment B. J. Huerta Asst. Vice President, Director of App. Dev-Financial & Admin. Systems K.
J. Juneau Asst. Vice President, Advisory Systems Engineer C. A. Kratz Asst. Vice President, Human Resources D. L. Leining Asst. Vice President, Life Underwriting
B. W. Manning Asst. Vice President, General Manager Life Claims R. G. McCrary Asst. Vice President, Application Development Division J. B. McEniry Asst. Vice President, Director of Telecommunications M. S. Nimmons Asst. Vice President, Associate General Auditor, Home Office R. J. Ostermayer Asst. Vice President, Director of Group Quality Assurance M. C. Paetz Asst. Vice President, Group & MGA Operations J. L. Regini Asst. Vice President, Corporate Compliance R. E. Pittman, Jr. Asst. Vice President, Director of Marketing/Career Development S.
B. Saunders Asst. Vice President, Real Estate Services G. A. Schillaci Asst. Vice President & Actuary M. J. Soler Asst. Vice President, HIPAA Privacy Officer
C. E. Tipton Asst. Vice President & Assistant Actuary D. G. Trevino, Jr. Asst. Vice President, Director, Computing Services J. A. Tyra Asst. Vice President, Life Insurance Systems J. O. Norton Actuary R. M. Williams Life Product Actuary
J. E. Cernosek Assistant Secretary V. J. Krc Assistant Treasurer Item 26. Persons Controlled by or Under Common Control with Depositor of Registrant.

         Exhibit "14" -    control chart of depositor

Item 27. Number of Contractowners.

         The Registrant has ___________ Contractowners as of the date of this
                        Registration Statement.

Item 28.  Indemnification.

         The following provision is in the Distribution and Administrative Services Agreement:

                  "American National agrees to indemnify SM&R for any liability that SM&R may incur to a Contractowner or party-in-interest under a Contract (i) arising out of any act or omission in the course of, or in connection with, rendering services under this Agreement, or (ii) arising out of the purchase, retention or surrender of a Contract; provided, however, that American National will not indemnify SM&R for any such liability that results from the willful misfeasance, bad faith or gross negligence of SM&R, or from the reckless disregard, by SM&R, of its duties and obligations arising under this Agreement."

         The officers and directors of American National are indemnified by American National in the American National By-Laws for liability incurred by reason of the officer and directors serving in such capacity. This indemnification would cover liability arising out of the variable annuity sales of American National

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

         (a) Securities Management and Research, Inc. serves as investment adviser to (i) SM&R Investments, Inc. consisting of SM&R Alger Technology Fund, SM&R Alger Aggressive Growth Fund, SM&R Alger Small-Cap Fund, SM&R Alger Growth Fund, SM&R Growth Fund, SM&R Equity Income Fund, SM&R Balanced Fund, SM&R Government Bond Fund, SM&R Tax Free Fund, SM&R Money Market Fund, and SM&R Primary Fund; and (ii) American National Investment Accounts, Inc. Securities Management and Research, Inc. also serves as principal underwriter to the American National Variable Life Separate Account.

         (b) The Registrant's principal underwriter is Securities Management and Research, Inc. The following are the officers and directors of Securities Management and Research, Inc.

                Name                          Position                        Principal Business Address
------------------------------------ -------------------------- -----------------------------------------------------
------------------------------------- -------------------------- -----------------------------------------------------
David A. Behrens                      Director                   American National Insurance Company
                                                                 One Moody Plaza
                                                                 Galveston, Texas  77550
Gordon D. Dixon                       Director, Senior Vice      Securities Management and Research, Inc.
                                      President, Chief           2450 South Shore Boulevard
                                      Investment Officer         League City, Texas 77573
G Richard Ferdinandtsen                Director                  American National Insurance Company One
                                                                 Moody Plaza
                                                                 Galveston,
                                                                 Texas 77550
R. Eugene Lucas                       Director                   Gal-Tex Hotel Corporation
                                                                 2302 Postoffice Street, Suite 504
                                                                 Galveston, Texas  77550
Michael W. McCroskey                  Director, President,       Securities Management and Research, Inc.
               Chief Executive Officer 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Ronald J. Welch                       Director                   American National Insurance Company
                                                                 One Moody Plaza
                                                                 Galveston, Texas  77550
Teresa E. Axelson                     Vice President,            Securities Management and Research, Inc.
                   Secretary, Chief 2450 South Shore Boulevard
                   Compliance Officer League City, Texas 77573
Brenda T. Koelemay                    Vice President,            Securities Management and Research, Inc.
                   Treasurer, Chief 2450 South Shore Boulevard
                    Administrative & League City, Texas 77573
                                      Financial Officer
T.                                    Brett Harrington Vice President, Fund
                                      Securities Management and Research, Inc.
                                      Marketing 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Ronald C. Price                       Vice President             Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Emerson V. Unger                      Vice President, Marketing  Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Vicki R. Douglas                      Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Steven Douglas Geib                   Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Sally F. Praker                       Assistant Vice President   Securities Management and Research, Inc.
                                                                 2450 South Shore Boulevard
                                                                 League City, Texas  77573
Michele S. Lord                       Assistant Secretary        Securities Management and Research, Inc.

                                                               2450 South Shore Boulevard
                                                                 League City, Texas  77573


         (c) Not Applicable

Item 30. Location of Accounts and Records.

         All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained at the offices of American National Insurance Company, One Moody Plaza, Galveston, Texas 77550.

Item 31. Management Services.

         Not Applicable

Item 32. Undertakings.

         (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant undertakes to include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

         (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) The Registrant hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

                  (i) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b) (11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

                  (ii) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b) (11) in any sales literature used in connection with the offer of the contract;

                  (iii) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b) (11) to the attention of the potential participants;

(iv)                       Obtain from each plan participant who purchases a
                           Section 403 (b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403
                           (b) (11), and (2) other investment alternatives available under the employer's Section 403 (b) arrangement to which the participant may elect to transfer his contract value.

         (e) Representation pursuant to Section 26(e)(2)(A). American National Insurance Company hereby represents that the fees and charges deducted under the contracts described in this pre-effective amendment are, in the aggregate, reasonable in relationship to the services rendered, the expenses expected to be incurred, and the risks assumed by American National Insurance Company.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Post-effective Amendment Number 1 to Registration Statement to be signed on its behalf, in the City of Galveston, and the State of Texas on the 24th day of February, 2003.

                                             AMERICAN NATIONAL VARIABLE ANNUITY
                                                   SEPARATE ACCOUNT (Registrant)
                                                By:  AMERICAN NATIONAL INSURANCE
                                                               COMPANY

                                          /s/Robert L. Moody
                                      By: ______________________________________
                                                Robert L. Moody, Chairman of the
                                               Board and Chief Executive Officer

                                                    AMERICAN NATIONAL INSURANCE
                                                            COMPANY
                                (Sponsor)
                                        /s/ Robert L. Moody
                                     By:_______________________________________
                                                Robert L. Moody, Chairman of the
                                               Board and Chief Executive Officer

ATTEST:
/s/J. Mark Flippin
------------------------------------------
J. Mark Flippin
Secretary

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                     Title                                         Date

/s/Michael W. McCroskey
________________________   Executive Vice President -         __________________
Michael W. McCroskey                                Investments
                                                   (Principal Financial Officer)

/s/Stephen E. Pavlicek
________________________   Senior Vice President and          __________________
Stephen E. Pavlicek                                  Controller
                                                  (Principal Accounting Officer)

Signature                     Title                                         Date


/s/Robert L. Moody
__________________________ Chairman of the Board,              _________________
Robert L. Moody                         Director and Chief
                                          Executive Officer
/s/G. Richard Ferdinandsten
___________________________ Director, President and Chief               ________
G. Richard Ferdinandtsen       President and Chief Operating
                                                     Officer
/s/Irwin M. Herz
___________________________                 Director          __________________
Irwin M. Herz, Jr.

/s/ R. Eugene Lucas
___________________________                 Director          __________________
R. Eugene Lucas


___________________________                 Director          __________________
E. Douglas McLeod


___________________________                 Director          __________________
Frances Anne Moody


___________________________                 Director          __________________
Russell S. Moody

/s/W.L. Moody IV
___________________________                 Director          __________________
W. L. Moody IV


___________________________                 Director          __________________
James D. Yarbrough

                                                                   Exhibit 99.B4